UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

☐		ANNUAL REPORT

☒		FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

	☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQUITABLE RESOURCES, INC. SAVINGS AND PROTECTION PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQUITABLE RESOURCES, INC.

225 North Shore Drive

Pittsburgh, Pennsylvania 15212

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administration Committee

Equitable Resources, Inc. Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Savings and Protection Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

June 11, 2008

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006

Investments, at fair value:
Mutual funds	$16,872,627	$15,639,351
Common/collective trusts	2,383,064	2,551,105
Employer Stock Fund	3,086,364	2,610,942
Participant loans	529,580	573,186
Net assets available for benefits	$22,871,635	$21,374,584

See accompanying notes.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31
	2007	2006

Additions:
Investment income:
Interest and dividends	$1,447,149	$1,047,200
Interest on participant loans	44,192	26,830
Total investment income	1,491,341	1,074,030

Net appreciation in fair value of investments	1,102,869	1,251,414

Contributions:
Employer	838,844	783,192
Employee	826,901	843,497
Rollovers	9,370	46,959
Total contributions	1,675,115	1,673,648

Total additions	4,269,325	3,999,092

Deductions:
Withdrawals by participants	1,642,496	1,403,031
Transfers to affiliated plan	1,128,548	1,084,620
Total deductions	2,771,044	2,487,651

Other	(1,230)	(2,685)
Net increase in net assets available for benefits	1,497,051	1,508,756

Net assets available for benefits:
At beginning of year	21,374,584	19,865,828
At end of year	$22,871,635	$21,374,584

See accompanying notes.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2007

1.                           Description of Plan

The following description of the Equitable Resources, Inc. Savings and Protection Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

All regular, full-time employees of the Companies who are covered by a collective bargaining agreement that provides for Plan participation are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

In 2007, participants who were highly compensated employees could elect to contribute to the Plan on a pre-tax basis between 1% and 15% of eligible earnings and other participants could elect to contribute to the Plan on a pre-tax basis between 1% and 50% of eligible earnings, subject in each case to Internal Revenue Code (IRC) limitations.  In 2006, all participants could elect to contribute to the Plan on a pre-tax basis between 1% and 15% of eligible earnings, subject to IRC limitations.  These contributions are referred to as contract contributions.

In addition in 2007, participants could elect to make after-tax contributions to the Plan, subject to IRC limitations.

Matching and retirement contributions are defined by and subject to the respective collective bargaining agreements.  Matching and retirement contributions made prior to May 15, 2007 were initially invested in the Employer Stock Fund, until they became fully vested and then could be invested in other available investment funds, if elected by the participant.    Effective May 15, 2007, each participant who was not fully vested was allowed to make an investment election and change this investment from the Employer Stock Fund.  Matching and retirement contributions made on or after May 15, 2007 follow the participant’s contract investment election(s) rather than being allocated automatically to the Employer Stock Fund.

If a participant refuses or fails to make an investment election on or after  May 15, 2007, the  contributions made on or after May 15, 2007 for a participant under the Plan are invested and held in a qualified default investment alternative, designated by the Benefits Investment Committee (the BIC), until the participant makes a valid investment election. Presently, the BIC has designated the Plan’s default investment as the targeted-retirement date investment fund applicable to the participant on an age-appropriate basis.   If a participant has not made an investment election with respect to employer contributions in the Employer Stock Fund before May 15, 2007 and refuses or fails to make an investment election on or after May 15, 2007, the contributions made before May 15, 2007 for a participant under the Plan are invested and held in the Employer Stock Fund until the participant makes a valid investment election.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2007

1.                           Description of Plan (continued)

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Transfers to/from Affiliated Plans

Transfers to/from affiliated plans include transfers made between the Plan and the Equitable Resources, Inc. Employee Savings Plan.

Vesting

Participants are 100% vested in the value of contract and after-tax contributions made, and any rollover contributions.

If employment is terminated by the Companies for any reason other than retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any matching and retirement contributions, as determined in accordance with the following schedule:

Years of Continuous Service Completed	Vested Interest

One year	33%
Two years	67%
Three years	100%

Amounts forfeited by participants upon termination will be used to reduce the amount of the Company’s future matching contributions to the Plan.  In 2007 and 2006, forfeitures of $3,137 and $0, respectively, were used to offset employer contributions (matching and retirement).

Upon retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any employer contributions (matching and retirement), regardless of years of continuous service.

In the event of a change in control, as defined in the Plan, all employer contributions (matching and retirement) become 100% vested immediately.

Withdrawals by Participants

Payments to participants are made in one of the following ways, subject to certain limitations: a single sum payment, a direct rollover, if applicable, a single life annuity with substantially equal monthly installments, a single life or joint and survivor annuity with a minimum guaranteed number of monthly benefits, or substantially equal annual installments payable over a period not to exceed the life expectancy or joint life expectancies of the participant or of the participant and their designated beneficiary.

Loans to Participants

A participant may borrow money from the Plan in amounts up to the lesser of $50,000, or 50% of the vested eligible balance of a participant’s account.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2007

1.                           Description of Plan (continued)

Administrative Expenses

The Plan pays administrative expenses associated with the Plan.  The expenses are included in the Other line item in the Plan’s statement of changes in net assets available for benefits.

Reclassifications

Certain amounts in the 2006 financial statements have been reclassified to conform to the 2007 presentation.

2.                           Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. There were 57,912 and 62,526 shares of Company common stock held by the Plan at December 31, 2007 and 2006, respectively. Investments other than investments in common/collective trusts are valued at market.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio). At December 31, 2007 and 2006, the contract value of the investments in the Fidelity Managed Income Portfolio approximated fair value.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, which established a framework for measuring fair value in accordance with generally accepted accounting principles and expanded disclosures about fair value measurements.  SFAS No. 157 is effective for the Plan for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact that SFAS No. 157 will have on the Plan’s statement of assets available for benefits and statement of changes in assets available for benefits.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2007

3.                           Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2007	2006

Employer Stock Fund*	$3,086,364	$2,610,942
AF Growth Fund of America	2,917,080	2,703,702
AF Washington Mutual Investors Fund	2,415,062	2,514,468
Fidelity Managed Income Portfolio	2,383,064	2,551,105
Fidelity Balanced Fund	1,635,584	1,636,013
Fidelity Diversified International Fund	1,550,161	1,429,078
Fidelity Freedom 2010 Fund	1,224,247	1,670,669
Oppenheimer Developing Markets Fund	1,163,784	—

*For some contributions made prior to May 15, 2007, partially nonparticipant-directed

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Changes in Fair Value for the
	Year ended December 31
	2007	2006
Investments at fair value as determined by quoted market prices:
Mutual funds	$383,083	$944,757
Company stock	719,786	306,657
	$1,102,869	$1,251,414

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2007

3.                           Investments (Continued)

Information about the net assets and significant components of the changes in net assets related to the Employer Stock Fund (partially nonparticipant-directed) as of and for the years ended December 31, 2007 and 2006 is as follows:

	Year ended December 31
	2007	2006
Net asset:
Employer Stock Fund	$3,086,364	$2,610,942

Changes in net assets:
Interest and dividend income	$53,237	$63,305
Interest on participant loans	5,471	3,706
Net appreciation in fair value of investments	719,786	306,657
Employer contributions	81,754	79,606
Employee contributions	80,132	85,854
Withdrawals by participants	(91,606)	(166,321)
Interfund transfers/transfers to affiliated plan	(369,867)	(685,247)
Net forfeitures	(3,137)	—
Other	(348)	(628)
Net increase (decrease)	$475,422	$(313,068)

4.                           Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

5.                           Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2007

6.                           Related-Party Transactions

Certain plan investments are shares of mutual funds and common/collective trusts managed by Fidelity or an affiliate.  Fidelity is trustee of the Plan and, therefore, these transactions may qualify as party-in-interest transactions.  Transactions with respect to participant loans and the Employer Stock Fund also qualify as party-in-interest transactions.

7.                           Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

SUPPLEMENTARY INFORMATION

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

Plan No. 206     EIN:  25-0464690

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue		Description of Investment	Cost		Current Value

*	Employer Stock Fund	Equitable securities – common stock	$1,584,819		$3,086,364
	AF Growth Fund of America	Mutual fund		(a)	2,917,080
	AF Washington Mutual Investors Fund	Mutual fund		(a)	2,415,062
*	Fidelity Managed Income Portfolio	Common/collective trust		(a)	2,383,064
*	Fidelity Balanced Fund	Mutual fund		(a)	1,635,584
*	Fidelity Diversified International Fund	Mutual fund		(a)	1,550,161
*	Fidelity Freedom 2010 Fund	Mutual fund		(a)	1,224,247
	Oppenheimer Developing Markets Fund	Mutual fund		(a)	1,163,784
	PIMCO Total Return Fund	Mutual fund		(a)	954,428
*	Fidelity Freedom 2020 Fund	Mutual fund		(a)	850,389
*	Fidelity Freedom 2030 Fund	Mutual fund		(a)	707,032
	Alger Mid-Cap Growth Institutional Fund	Mutual fund		(a)	601,032
*	Fidelity Contrafund	Mutual fund		(a)	487,365
	American Beacon Small Cap Value Fund	Mutual fund		(a)	438,217
*	Fidelity Freedom 2025 Fund	Mutual fund		(a)	420,452
	GS Mid Cap Value A	Mutual fund		(a)	395,086
*	Fidelity Freedom 2015 Fund	Mutual fund		(a)	331,290
	PIMCO High Yield Fund	Mutual fund		(a)	329,685
*	Fidelity Freedom 2035 Fund	Mutual fund		(a)	157,682
*	Fidelity Small Cap Independent	Mutual fund		(a)	142,303
*	Spartan U.S. Equity Index Fund	Mutual fund		(a)	57,526
*	Fidelity Freedom 2040 Fund	Mutual fund		(a)	56,631
*	Fidelity Freedom Income Fund	Mutual fund		(a)	25,908
*	Spartan Total Market Index Fund	Mutual fund		(a)	11,683
*	Loan Fund	Participant loans – 5.0% to 9.75%**			529,580
					$22,871,635

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party in interest to the Plan.

**Maturities extend through year 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC.

SAVINGS AND PROTECTION PLAN

(Name of Plan)

	By	/s/ David J. Smith
David J. Smith
Plan Manager

June 26, 2008

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	15